Exhibit 99.1

News

newcleo to Host Q3 2026 Business Update Call on

November 18, 2026

Conference call and webcast to be held at 8:30 a.m. ET / 2:30 p.m. CET

LONDON, Nov. 11, 2026 (GLOBE NEWSWIRE) -- newcleo plc (Nasdaq: NWCL) (“newcleo” or the “Company”), a pioneer in advanced modular reactor (“AMR”) technology and nuclear fuel manufacturing, today announced that it will release operational updates and preliminary financial information for the third quarter ended September 30, 2026, before the U.S. market opens on Wednesday, November 18, 2026. The release will be followed by a conference call and webcast.

The call will begin at 8:30 a.m. Eastern Time (2:30 p.m. Central European Time), and management will discuss recent operational progress, strategic developments, and preliminary financial information. Speakers will include Stefano Buono, Founder and Chief Executive Officer, and Jon Stranske, Chief Financial Officer.

Conference Call Details

•	Event: newcleo Q3 2026 Business Update Conference Call and Webcast

•	Date: Wednesday, November 18, 2026

•	Time: 8:30 a.m. ET / 2:30 p.m. CET

•	Webcast: Available here and at https://investors.newcleo.com/

•	Telephone Dial-in: 1-800-274-8461 (US) or 1-203-518-9814 (International); Conference ID: NEWCLEO

•	Materials: A presentation will be posted at https://investors.newcleo.com/ before the call.

•	Replay Dial-In: 1-844-512-2921 (US) or 1-412-317-6671 (International); Access ID: 11162908

About newcleo

newcleo is a nuclear technology company developing advanced modular reactors and nuclear fuel designed to deliver clean, safe and sustainable energy at competitive costs. newcleo's technology combines lead-cooled fast reactors with fuel manufactured from recycled nuclear materials, with the aim of providing abundant and reliable electricity and heat to industrial users while enabling the closure of the nuclear fuel cycle. newcleo brings together more than 900 highly skilled employees across Europe and the United States, spanning reactor and fuel design, engineering, and manufacturing. Through a vertically integrated supply chain and a growing network of strategic partnerships, newcleo is working to turn proven scientific and engineering solutions into deployable nuclear energy assets. For more information, visit www.newcleo.com.

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Forward-Looking Statements

This press release contains certain forward-looking statements within the meaning of the U.S. federal securities laws. All statements contained in this press release other than statements of historical fact, including, without limitation, statements regarding the Company’s development and commercialization of its lead-cooled fast reactor technology, mixed-oxide fuel capabilities and related products and services; the expected timing, cost, performance and benefits of the Company’s demonstration projects, fuel facilities, reactor deployments and licensing activities; the Company’s ability to execute its business strategy, develop its technology, obtain required regulatory approvals, permits and licenses, enter into commercial arrangements, achieve its market opportunity and positioning and support the growth of advanced nuclear energy; the Company’s expectations regarding strategic partnerships, customer demand, project pipeline, revenue streams, capital expenditures and financing needs; and other statements regarding management's intentions, beliefs, or expectations with respect to the Company’s future performance, are forward-looking statements. Forward-looking statements are often identified by the use of words such as "anticipate," "believe," "continue," "could," "develop," "estimate," "expect," "intend," "may," "might," "plan," "potential," "predict," "project," "seek," "should," "target," "will," "would," and similar expressions, but the absence of these words does not mean that a statement is not forward-looking. These forward-looking statements are based on the Company’s current expectations and assumptions and are subject to risks and uncertainties that could cause actual results to differ materially from those expressed or implied by such forward-looking statements. Readers should carefully consider the risks and uncertainties described in other documents filed or furnished from time to time by the Company with the SEC. Additional risks and uncertainties not currently known or that are currently deemed immaterial may also cause actual results to differ materially from those expressed or implied by such forward-looking statements. Readers are cautioned not to put undue reliance on forward-looking statements, and except as required by mandatory applicable law, the Company does not assume any obligation or intend to update or revise these forward-looking statements, each of which is made only as of the date of this press release.

Contacts

Investors: newcleo@icrinc.com

Media: media@newcleo.com

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